UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: August 23, 2021

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Legend Biotech Reports Financial Results for the Six-Months Ended June 30, 2021

Legend Biotech Corporation (“Legend Biotech”) is furnishing this report on Form 6-K to provide its unaudited consolidated financial statements for the six months ended June 30, 2021 and 2020 and to provide Management’s Discussion and Analysis of Financial Condition and Results of Operations with respect to such financial statements.

The unaudited condensed consolidated financial statements as of June 30, 2021 and for the six-months ended June 30, 2021 and 2020 are attached to this Form 6-K as Exhibit 99.1. Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached to this Form 6-K as Exhibit 99.2.

This report on Form 6-K is hereby incorporated by reference into Legend Biotech’s Registration Statements on Form F-3 (Registration Nos. 333-257625 and 333-257609) and Legend Biotech’s Registration Statement on Form S-8 (Registration No. 333-239478).

EXHIBIT INDEX

Exhibit	Title
99.1	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2021 and for the six months ended June 30, 2021 and 2020.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations.
101

The following materials from Legend Biotech’s Report on Form 6-K for the six months ended June 30, 2021 formatted in XBRL (eXtensible Business Reporting Language): (i) the Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income, (ii) the Interim Condensed Consolidated Statement of Financial Position, (iii) the Interim Condensed Consolidated Statements of Changes in Equity, (iv) the Interim Condensed Consolidated Statements of Cash Flows, and (v) Notes to the Interim Condensed Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION
(Registrant)

August 23, 2021	By:	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer and Chief Financial Officer

Exhibit 99.1

LEGEND BIOTECH CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2021

		Six months ended June 30,
	Notes	2020	2021
		(Unaudited)	(Unaudited)
		(in thousands, except per share data)
REVENUE	4	23,146	33,915
Other income and gains	4	3,796	2,390
Research and development expenses		(101,570)	(154,529)
Administrative expenses		(7,938)	(17,991)
Selling and distribution expenses		(16,102)	(30,199)
Other expenses		(82)	(4,378)
Fair value loss of warrant liability	14	—	(1,600)
Fair value loss of convertible redeemable preferred shares	13	(79,984)	—
Finance costs		(4,079)	(90)
LOSS BEFORE TAX	5	(182,813)	(172,482)
Income tax credit/(expense)	6	3,709	(1)
LOSS FOR THE PERIOD		(179,104)	(172,483)
Attributable to:
Equity holders of the parent		(179,104)	(172,483)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	7
Ordinary shares—basic and diluted		(0.86)	(0.63)
OTHER COMPREHENSIVE INCOME
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:		—	—
Exchange differences:
Exchange differences on translation of foreign operations		(213)	3,305
Net other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods		(213)	3,305
OTHER COMPREHENSIVE (LOSS)/INCOME FOR THE PERIOD, NET OF TAX		(213)	3,305
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(179,317)	(169,178)
Attributable to:
Equity holders of the parent		(179,317)	(169,178)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT DECEMBER 31, 2020 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT JUNE 30, 2021

	Notes	December 31, 2020	June 30, 2021
		US$’000	US$’000
			(Unaudited)
NON-CURRENT ASSETS
Property, plant and equipment	8	113,091	135,216
Advance payments for property, plant and equipment		224	2,197
Right-of-use assets		8,009	7,312
Other non-current assets		3,973	4,885
Intangible assets		2,852	4,681
Total non-current assets		128,149	154,291
CURRENT ASSETS
Inventories		1,800	1,700
Trade receivables	9	74,978	15,000
Prepayments, other receivables and other assets		10,007	11,170
Financial investment measured at amortized cost	10	—	29,849
Pledged short-term deposits	11	384	256
Time deposits	11	50,000	174,644
Cash and cash equivalents	11	455,689	488,215
Total current assets		592,858	720,834
Total assets		721,007	875,125
CURRENT LIABILITIES
Trade and notes payables	12	5,238	11,001
Other payables and accruals		99,168	109,183
Lease liabilities		1,464	1,178
Government grants		283	300
Warrant liability	14	—	83,300
Contract liabilities		55,014	56,139
Total current liabilities		161,167	261,101
NON-CURRENT LIABILITIES
Contract liabilities		275,071	252,628
Lease liabilities		1,909	1,621
Other non-current liabilities		554	554
Interest-bearing loans and borrowings	15	—	17,310
Government grants		2,051	1,992
Total non-current liabilities		279,585	274,105
Total liabilities		440,752	535,206
EQUITY
Share capital	16	27	29
Reserve		280,228	339,890
Total ordinary shareholders’ equity		280,255	339,919
Total equity		280,255	339,919
Total liabilities and equity		721,007	875,125

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2021

	Attributable to equity holders of the parent
	Share capital US$’000	Share premium* US$’000	Share-based Compensation reserves* US$’000	Foreign currency translation reserve* US$’000	Accumulated losses* US$’000	Total (deficits)/ equity US$’000
As January 1, 2020	20	3,908	1,976	(1,491)	(127,282)	(122,869)
Loss for the period	—	—	—	—	(179,104)	(179,104)
Other comprehensive income:
Exchange differences on translation of foreign operations	—	—	—	(213)	—	(213)
Total comprehensive loss for the period	—	—	—	(213)	(179,104)	(179,317)
Issuance of ordinary shares for initial public offering, net of issuance costs	4	450,081	—	—	—	450,085
Conversion of convertible redeemable preferred shares to ordinary shares	2	240,432	—	—	—	240,434
Issuance of ordinary shares relating to private placement for Genscript	—	12,000	—	—	—	12,000
Equity-settled share-based compensation expense	—	—	668	—	—	668
As June 30, 2020 (Unaudited)	26	706,421	2,644	(1,704)	(306,386)	401,001
As January 1, 2021	27	708,306	6,314	(3,633)	(430,759)	280,255
Loss for the period	—	—	—	—	(172,483)	(172,483)
Other comprehensive income:
Exchange differences on translation of foreign operations	—	—	—	3,305	—	3,305
Total comprehensive income/(loss) for the period	—	—	—	3,305	(172,483)	(169,178)
Issuance of ordinary shares relating to private placement for an institutional investor	2	218,298	—	—	—	218,300
Exercise of share options	—	3,280	(771)	—	—	2,509
Reclassification of vested restricted share units	—	200	(200)	—	—	—
Equity-settled share-based compensation expense	—	—	8,033	—	—	8,033
As June 30, 2021 (Unaudited)	29	930,084	13,376	(328)	(603,242)	339,919

*

These reserve accounts comprise the consolidated reserve of US$400,975,000 and reserve of US$339,890,000in the condensed consolidated statements of financial position as at June 30, 2020 and 2021, respectively.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2021

		Six months ended June 30,
	Note	2020	2021
		US$’000	US$’000
		(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		(182,813)	(172,482)
Adjustments for:
Finance income	4	(1,808)	(227)
Finance costs		4,079	90
Reversal of the impairment of trade receivables	9	(9)	(22)
Write-down of inventories to net realizable value		—	6
Loss from disposal of property, plant and equipment		1	937
Depreciation of property, plant and equipment		4,421	5,391
Amortisation of intangible assets		54	596
Depreciation of right-of-use assets		694	721
Fair value loss of warrant lability		—	1,600
Fair value loss of convertible redeemable preferred shares	13	79,984	—
Fair value gains on financial assets at fair value change through profit or loss		(39)	—
Foreign currency exchange loss, net		27	703
Equity-settled share-based compensation expenses		668	8,033
Deferred government grant		—	(144)
		(94,741)	(154,798)
Decrease in trade receivables		30,000	60,000
Decrease/(increase) in prepayments, other receivables and other assets		387	(1,081)
Increase in other non-current assets		—	(912)
(Increase)/Decrease in inventories		(511)	94
Government grant received		—	79
(Decrease)/increase in trade and notes payables		(2,610)	5,763
(Decrease)/increase in other payables and accruals		(12,597)	27,649
Decrease in contract liabilities		(23,033)	(21,318)
Decrease of pledged short-term deposits, net		—	128
Cash used in operations		(103,105)	(84,396)
Income tax paid		—	(1)
Finance income received		529	145
Interest on lease payments		(105)	(73)
Net cash flows used in operating activities		(102,681)	(84,325)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2021

		Six months ended June 30,
	Note	2020	2021
		US$’000	US$’000
		(Unaudited)	(Unaudited)
Net cash flows used in operating activities		(102,681)	(84,325)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(26,220)	(28,926)
Purchase of intangible assets		(530)	(2,424)
Proceeds from disposal of items of property, plant and equipment		—	20
Purchase of financial assets at fair value through profit or loss		(18,504)	—
Cash received from withdrawal of financial assets at fair value through profit or loss		18,504	—
Cash receipts from investment income		39	—
Purchase of financial investment measured at amortized cost		—	(29,849)
Addition of time deposits		—	(204,644)
Decrease in time deposits		—	80,000
Net cash flows used in investing activities		(26,711)	(185,823)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of cash advances from related parties	19	(4)	—
Proceeds from convertible redeemable preferred shares		160,450	—
Proceeds from issuance of ordinary shares for Initial public offering, net of issuance costs		450,085	—
Proceeds from issuance of ordinary shares relating to private placement for an institutional investor		—	300,000
Payments of expenses for issuance convertible redeemable preferred shares		(250)
Proceeds from exercise of share option		—	2,509
Principal portion of lease payments		(1,723)	(550)
Net cash flows from financing activities		608,558	301,959
NET INCREASE IN CASH AND CASH EQUIVALENTS		479,166	31,811
Effect of foreign exchange rate changes, net		(139)	715
Cash and cash equivalents at beginning of period	11	83,364	455,689
CASH AND CASH EQUIVALENTS AT END OF PERIOD	11	562,391	488,215
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances		638,206	663,115
Less: Pledged short-term deposits		256	256
Time deposits		75,559	174,644
Cash and cash equivalents as stated in the statement of financial position	11	562,391	488,215
Cash and cash equivalents as stated in the statement of cash flows		562,391	488,215

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

Legend Biotech Corporation (the “Company”) was incorporated on May 27, 2015 as an exempted company in the Cayman Islands with limited liability under the Companies Law of the Cayman Islands. The registered office address of the Company is PO Box 10240, Harbour Place, 103 South Church Street, George Town, Grant Cayman KY1-1002, Cayman Islands.

The Company is an investment holding company. The Company’s subsidiaries are principally engaged in research and development of biological products.

In the opinion of the Directors, the parent company of the Company is Genscript Biotech Corporation (“Genscript”), which was incorporated in the Cayman Islands on May 21, 2015 and listed on the main board of Hong Kong Stock Exchange since December 30, 2015.

2.1. BASIS OF PREPARATION

The unaudited interim condensed consolidated financial statements of the company and its subsidiaries (collectively referred to as the “Group”) for the six months ended June 30, 2021 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS34”) issued by the International Accounting Standards Board (“IASB”).

The accounting policies and basis of preparation adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s financial statements for the year ended December 31, 2020, except for the adoption of new standards effective as of January 1, 2021 set out below. The Group has not early adopted any other standards, interpretation or amendments that has been issued but is not yet effective.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months ended June 30, 2021 are not necessarily indicative of results to be expected for any other interim periods or for the year ended December 31, 2021. The condensed consolidated statement of financial position as of December 31, 2020 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by IFRS for annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2020.

2.2.	NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP

In the six months ended June 30, 2021, the Group has applied, for the first time, the following new and revised international financial reporting standards (“IFRS”) issued by the IASB that are mandatorily effective for the period.

Amendments to IFRS 9,
IAS 39, IFRS 7,
IFRS 4 and IFRS 16	Interest Rate Benchmark Reform – Phase 2

The prospective adoption of the above new and revised IFRSs does not have a material effect on the Group’s interim condensed consolidated financial statements.

3. OPERATING SEGMENT INFORMATION

IFRS 8 Operating Segments requires operating segments to be identified on the basis of internal reporting about components of the Group that are regularly reviewed by the chief operating decision-maker in order to allocate resources to segments and to assess their performance. The information reported to the directors of the Company, who are the chief operating decision makers, for the purpose of resource allocation and assessment of performance does not contain discrete operation segment financial information and the directors reviewed the financial results of the Group as a whole. Therefore, no further information about the operating segment is presented.

Geographic information

(a) Revenue from external customers

	Six months ended June 30,
	2020	2021
	US$’000	US$’000
	(Unaudited)	(Unaudited)
North America	23,146	33,915

The revenue information above is based on the locations of the customers.

(b) Non-current assets

	December 31, 2020	June 30, 2021
	US$’000	US$’000
		(Unaudited)
China	43,953	48,370
United States	78,022	98,455
Other countries	6,174	7,466
Total	128,149	154,291

The non-current asset information above is based on the locations of assets.

Information about major customer

Revenue of US$23,146,000 and US$33,915,000 for the six months ended June 30, 2020 and 2021, respectively, was derived from sales to a single customer.

4. REVENUE, OTHER INCOME AND GAINS

An analysis of revenue is as follows:

	Six months ended June 30,
	2020	2021
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Revenue from contracts with customers
License and collaboration revenue
- Licensing of intellectual property	—	1,122
- JSC service	23,146	32,793
Total	23,146	33,915

Revenue from the licensing of intellectual property is recognized at a point in time and revenue from JSC service is recognized overtime.

The following table shows the amounts of revenue recognized in the current reporting period that were included in the contract liabilities at the beginning of the reporting period and recognized from performance obligations satisfied in previous periods:

	Six months ended June 30,
	2020	2021
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Revenue recognized that was included in contract liabilities at the beginning of the reporting period:
License and collaboration revenue
- JSC service	23,146	27,408

	Six months ended June 30,
	2020	2021
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Revenue recognized from performance obligation satisfied in previous periods:
License and collaboration revenue
- Licensing of intellectual property	—	1,122
- JSC service	—	4,615
	—	5,737

(i) Performance obligations

The amounts of transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2020 and June 30, 2021 are as follows:

	December 31, 2020	June 30, 2021
	US$’000	US$’000
		(Unaudited)
Amounts expected to be recognized as revenue:
Within 1 year	55,014	56,139
1 - 2 years	55,014	56,139
2 - 3 years	55,014	56,139
3 - 4 years	55,014	56,139
After 4 years	110,029	84,211
	330,085	308,767

The amounts of transaction prices allocated to the remaining performance obligations which are expected to be recognised as revenue after one year relate to JSC service, of which the performance obligations are to be satisfied over the collaboration period, which is estimated to be 9 years. The amounts disclosed above do not include variable consideration which is constrained.

	Six months ended June 30,
	2020	2021
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Other income and gains
Government grants*	1,945	1,323
Finance income	1,808	227
Fair value gains on financial assets at fair value change through profit or loss	39	—
Rental income	4	8
Others**	—	832
	3,796	2,390

*

The amount represents subsidies received from local government authorities to support the Group’s business. There were no unfulfilled conditions and other contingencies attached to these government grants.

**	The amount mainly represents reimbursement of depositary fees that are related to the establishment and maintenance of the ADR program.

5. LOSS BEFORE TAX

The Group’s loss before tax is arrived at after charging/(crediting):

		Six months ended June 30,
		2020	2021
	Notes	US$’000	US$’000
		(Unaudited)	(Unaudited)
Reversal for the impairment of trade receivables, net	9	(9)	(22)
IPO expenses		1,439	—
Employee benefit expense:
Wages and salaries		30,794	47,303
Pension scheme contributions (defined contribution schemes)		436	1,759
Equity-settled share-based compensation expense		668	8,033

6. INCOME TAX

The Group is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which members of the Group are domiciled and operate.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

British Virgin Islands

Under the current laws of the British Virgin Islands (“BVI”), Legend Biotech Limited (“Legend BVI”) is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Group’s subsidiaries incorporated in the British Virgin Islands to their shareholders, no withholding tax will be imposed.

Hong Kong

Under the current laws of Hong Kong, the subsidiary which operates in Hong Kong is subject to a corporate income tax (“CIT”) at a rate of 16.5% on the taxable income. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on their foreign derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

United States of America

Under the current laws of the United States of America (“USA”), the subsidiary which operates in the United States of America is subject to federal tax at a rate of 21% and state tax at a rate of 11.5% in New Jersey. Dividends payable by the Group’s US entity, to non US resident enterprises shall be subject to 30% withholding tax, unless the respective non US resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with US that provides for a reduced withholding tax rate or an exemption from withholding tax.

Ireland

Under the current laws of Ireland, the subsidiary which operates in Ireland is subject to CIT at a rate of 12.5% on its taxable trading income. Any non-trading income is subject to CIT at a rate of 25%. Dividend withholding tax is imposed on distributions made by Irish companies at a rate of 25% with many exemptions provided.

Mainland China

Pursuant to the Corporate Income Tax Law of the PRC and the respective regulations (the “CIT Law”), the subsidiaries which operate in Mainland China are subject to CIT at a rate of 25% on the taxable income. The applicable income tax rate was 25%. Dividends, interests, rent or royalties payable by the Group’s PRC entities, to non PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% CIT, namely withholding tax, unless the respective non PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

Netherlands

Under the current laws of Netherlands, the subsidiary which operates in Netherlands is subject to CIT at a rate of 25% on the taxable income. A tax rate of 16.5% applies to the first EUR200,000 of taxable income. The statutory withholding tax rate for dividends is 15% while several exemptions and reductions can apply.

	Six months ended June 30,
	2020	2021
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Current – United States of America	(3,709)	—
Current – Elsewhere	—	1
Total tax charge for the year	(3,709)	1

7. LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of the basic loss per share amount is based on the loss for the period attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 207,775,944 and 271,684,977 in issue during the six months ended June 30, 2020 and 2021, respectively.

The calculation of the diluted earnings per share amount is based on the loss for the period attributable to ordinary equity holders of the parent. The weighted average number of ordinary shares used in the calculation is the number of ordinary shares in issue during the period, as used in the basic earnings per share calculation, and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise of all dilutive potential ordinary shares into ordinary shares.

No adjustment was made to the basic loss per share amounts presented for the six months ended June 30, 2020 and 2021 in respect of a dilution as the impact of the outstanding share options had an anti-dilutive effect on the basic loss per share amounts presented.

The calculations of basic and diluted loss per share are based on:

	Six months ended June 30,
	2020	2021
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Losses
Loss attributable to ordinary equity holders of the parent, used in the basic earnings per share calculation	(179,104)	(172,483)

	Number of shares Six months ended June 30,
	2020	2021
	(Unaudited)	(Unaudited)
Shares
Weighted average number of ordinary shares in issue during the period used in the basic earnings per share calculation	207,775,944	271,684,977

8. PROPERTY, PLANT AND EQUIPMENT

During the six months ended June 30, 2021, the Group acquired items of property, plant and equipment with a cost of US$28,822,000 (for the six months ended June 30, 2020: US$25,250,000). Among which, the charge from a customer under a license and collaboration agreement amounted to US$4,204,000 (for the six months ended June 30, 2020: US$7,294,000).

9. TRADE RECEIVABLES

	December 31, 2020	June 30, 2021
	US$’000	US$’000
		(Unaudited)
Trade receivables	75,000	15,000
Less: Impairment of trade receivables	(22)	—
	74,978	15,000

The Group’s trading terms with its customers are mainly on credit. The credit period is 30 to 90 days. The Group seeks to maintain strict control over its outstanding receivables and overdue balances are reviewed regularly by management. Trade receivables are non-interest-bearing. The Group has concentration of credit risk as 100% of trade receivables were due from one single customer under a license and collaboration agreement as at June 30, 2021.

Movements in the loss allowance for impairment of trade receivables were as follows:

Total
US$’000
At January 1, 2020	9
Impairment losses reversed	(9)
Impairment losses recognised	22
At December 31, 2020	22
At January 1, 2021	22
Impairment losses reversed	(22)
Impairment losses recognised	—
At June 30, 2021 (Unaudited)	—

10. FINANCIAL INVESTMENT MEASURED AT AMORTIZED COST

	December 31, 2020	June 30, 2021
	US$’000	US$’000
		(Unaudited)

Financial investment measured at amortized cost	—	29,849

Financial investment measured at amortized cost was related to commercial paper issued by a financial institution with principal amount of US$30,000,000, discounted bid yield of 0.5% per annum and one year maturity date as June 1, 2022.

11. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	December 31, 2020	June 30, 2021
	US$’000	US$’000
		(Unaudited)
Cash and bank balances	506,073	663,115
Less: pledged short-term deposits	(384)	(256)
time deposits	(50,000)	(174,644)
Cash and cash equivalents	455,689	488,215
Denominated in USD	451,165	472,722
Denominated in RMB	4,335	12,614
Denominated in EUR	189	2,879
Cash and cash equivalents	455,689	488,215

The cash and bank balances of the Group denominated in Renminbi (“RMB”) amounted to US$4,335,000 and US$12,614,000 in the condensed consolidated statements of financial position as at December 31, 2020 and June 30, 2021, respectively. The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration

of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

The pledged deposit as at June 30, 2021 was pledged for credit card facilities. The pledged deposit as at December 31, 2020 was pledged for issuing bank notes payables to suppliers of the Group and for credit card facilities.

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances are deposited with creditworthy banks with no recent history of default. The carrying amounts of the cash and cash equivalents approximate to their fair values.

12. TRADE AND NOTES PAYABLES

	December 31, 2020	June 30, 2021
	US$’000	US$’000
		(Unaudited)
Trade payables	4,911	11,001
Notes payables	327	—
	5,238	11,001

The trade payables are non-interest-bearing and are normally settled on a 60-day term.

As at December 31, 2020 and June 30, 2021, included in the Group’s trade payables are amounts due to the Group’s related parties of US$2,103,000 and US$6,148,000, respectively (note 19).

13. CONVERTIBLE REDEEMABLE PREFERRED SHARES

On March 30, 2020 and on April 16, 2020, the Company issued a total of 20,591,629 Series A convertible redeemable preferred shares (the “Series A Preference Shares”) to independent third parties, at the price of US$7.792 per share for an aggregate purchase consideration of US$160,450,000.

The key terms of the Series A Preference Shares are summarised as follows:

(1) Dividends rights

Each Series A Preference Shares holder is entitled to dividends at the rate of 8% of the Series A original issue price per annum per share shall accrue on such Series A Preference Shares. Such dividends (i) will be declared by the board of directors and paid to the holders of Series A Preference Shares each fiscal quarter, or (ii) if not declared and, with respect to any fiscal quarter, paid to the holders of Series A Preference Shares within thirty days after such fiscal quarter, such undeclared and unpaid dividends will accrue day to day from the last day of such fiscal quarter, will be cumulative and compound annually, and will only be paid upon a redemption or liquidation event or converted into ordinary shares upon an initial public offering.

(2) Conversion rights

Optional conversion

Each Series A Preference Share is convertible, at the option of the holder, at any time after the date of issuance of such Series A Preference Share, into such number of fully paid and non-assessable ordinary shares as is determined by dividing the Series A original issue price, by a conversion price equal to the lower of (i) the conversion price at the time in effect for such Series A Preference Share and (ii) the price per share that equals the lowest net price per ordinary share received by the Company in a public offering that is not a Qualified IPO.

Automatic conversion

Each Series A Preference Share will be automatically converted upon the closing of a Qualified IPO into a number of ordinary shares as is determined by dividing the Series A original issue price by a conversion price is equal to the lower of (i) the conversion price at the time in effect for such Series A Preference Share and (ii) the price per share that equals 90% of the lowest net price per ordinary share received by the Company in the Qualified IPO.

(3) Redemption rights

At any time on or after the occurrence of a Trigger Event (as defined below), each investor may require the Company to redeem the Series A Preference Shares issued to the investor and require the Company to immediately pay the investor an amount equal to the redemption price, plus 8% annualized. A “Trigger Event” means the occurrence of one or more of the following events: (A) as of September 30, 2021, the Company has not consummated a qualified IPO, (B) the Company consummates a non-Qualified IPO, (C) the License Agreement (i) is terminated as a result of a material breach by any party thereto or (ii) is amended in such a way that with (or without) the passage of time would reasonably be expected to adversely affect the value of the Company or the Series A Preference Shares in any material respect and (D) there occurs or it is discovered that there is a material adverse issue with respect to the patents, know-how and all other intellectual property owned or controlled by the Company or its affiliates and licensed to a customer under a license and collaboration agreement, which is not capable of being cured within a reasonable period.

(4) Liquidation

Upon any liquidation, dissolution or winding up of the Company (collectively, a “Liquidation Event”), before any distribution or payment shall be made to the holders of any Ordinary Shares, the holders of Series A Preference Shares will be entitled to be paid out of the assets of the Company legally available for distribution for each Series A Preference Share, an amount per Series A Preference Share equal to the sum of (i) the Series A Original Issue Price, plus (ii) any accrued but unpaid Dividends on each Series A Preference Share. If, upon any such Liquidation Event, the assets of the Company will be insufficient to make payment in full to all holders of Series A Preference Shares, then such assets (or consideration) will be distributed among the holders of Series A Preference Shares at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

All Series A Preferred Shares were converted into ordinary shares of the Company and all accrued but unpaid dividends were settled in the form of ordinary shares upon qualified IPO in June 2020. A fair value loss of $80.0 million was recorded for the six months ended June 30, 2020 due to change in fair value upon conversion.

14. WARRANT LIABILITY

On May 13, 2021, the Company entered into a subscription agreement with an institutional investor relating to the offer and sale of 20,809,850 ordinary shares of the Company, par value US$0.0001 per share, in a private placement at a purchase price of $14.41625 per ordinary share (the “PIPE Offering”). The total proceeds from the PIPE Offering is US$300,000,000. Pursuant to the subscription agreement, the Company also agreed to issue and sell concurrently with the PIPE offering a warrant (the “Warrant”) exercisable for up to an aggregate of 10,000,000 ordinary shares (such transaction together with the PIPE Offering, the “Transactions”). The Transactions have been closed on May 21, 2021(the “Closing Date”). The Warrant will be exercisable, in whole or in part, at an exercise price of $20.00 per ordinary share. The Warrant is exercisable after the Closing Date and prior to the two-year anniversary of the Closing Date.

The Warrant is accounted for as a financial liability because the Warrant may be net share settleable at the holder’s option. The fair value of the warrant liability is assessed at US$81.7 million and is recognized upon closing of the transaction. As of June 30, 2021, its fair value is assessed at US$83.3 million. A fair value loss of US$1.6 million is recorded for the six months ended June 30, 2021 due to change in fair value.

The movement of the warrant liability is set out as below:

Total
US$’000
At January 1, 2021	—
Issuance of the warrant liability	81,700
Fair value loss of the warrant liability	1,600
At June 30, 2021	83,300

15. INTEREST-BEARING LOANS AND BORROWINGS

	Effective interest rate (%)	Maturity	June 30, 2021
			US$’000 (Unaudited)
Non-current
Loans from a collaborator	2.74	No specific maturity date	17,310

Pursuant to the license and collaboration agreement entered into with a collaborator, the Company is entitled to receive funding advances from the collaborator when certain operational conditions are met. As a result, the Company took a funding advance amounted to $17.3 million by reducing the same amount of other payables due to the collaborator (the “Funding Advance”) on June 18, 2021.

This Funding Advance is accounted for as an interest-bearing borrowing funded by the collaborator, constituted by a principal and applicable interests upon such principal. The interest rate is based on the average annual London Interbank Offered Rate (LIBOR) for U.S. Dollars as reported in the Wall Street Journal on a quarterly basis on the due date, plus 250 basis points, calculated on the number of days from the date on which the Company applied such borrowings.  For this $17.3 million of Funding Advance, interest started to accrue from June 18, 2021.

Pursuant to the terms of the license and collaboration agreement, the collaborator may recoup the aggregate amount of Funding Advance together with interest thereon from Company’s share of pre-tax profits for the first profitable year. The Company’s management estimated the loan will not be recouped by the collaborator within one year, and thus the loan was classified as a long-term liability.

16. SHARE CAPITAL AND SHARE PREMIUM

Shares

	December 31, 2020	June 30, 2021
	US$’000	US$’000
		(Unaudited)
Authorised:
500,000,000 ordinary shares of US$0.0001 each	50	50
Issued and fully paid:
266,010,256 and 289,428,096 ordinary shares of US$0.0001 each	27	29

A summary of movements in the Company’s share capital and share premium is as follows:

	Number of shares in issue	Share capital	Share premium	Total
		US$’000	US$’000	US$’000
At December 31, 2019 and January 1, 2020	200,000,000	20	3,908	3,928
Issuance of ordinary shares for initial public offering, net of issuance costs	42,377,500	4	450,081	450,085
Issuance of ordinary shares for conversion of preferred shares	20,907,282	2	240,432	240,434
Issuance of ordinary shares for private placement by Genscript	1,043,478	—	12,000	12,000
Exercise of share option	1,681,996	1	1,885	1,886
At December 31, 2020	266,010,256	27	708,306	708,333

	Number of shares in issue	Share capital	Share premium	Total
		US$’000	US$’000	US$’000
At December 31, 2020 and January 1, 2021	266,010,256	27	708,306	708,333
Issuance of ordinary shares for an institutional investor	20,809,850	2	218,298	218,300
Exercise of share option	2,590,596	—	3,280	3,280
Vesting of RSU	17,394	—	200	200
At June 30, 2021 (Unaudited)	289,428,096	29	930,084	930,113

17. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

(a) Major non-cash transactions

For the six months ended June 30, 2020, the Group had non-cash decrease to right-of-use assets of US$924,000 and lease liabilities of US$924,000, in respect of lease arrangements for buildings.

For the six months ended June 30, 2020, the Group had non-cash additions to finance costs of US$3,764,000 and other payable of US$3,764,000 relating to issuance costs for convertible redeemable preferred shares. As at June 30, 2020, the Group also had non-cash financing proceeds from the issuance of ordinary shares relating to a private placement for Genscript amounted to US$12,000,000, which was included in other receivables. The cash proceed is subsequently received in full.

          For the six months ended June 30, 2021, the Group had non-cash additions to interest-bearing loans and borrowings of US$17,310,000 which was received through the deduction of other payables to collaborator.

(b) Changes in liabilities arising from financing activities

	Convertible redeemable preferred shares	Other payable to related parties	Lease liabilities
	US$’000	US$’000	US$’000
At January 1, 2020	—	4	6,085
Decrease of lease liabilities	—	—	(924)
Changes from financing cash flows	160,450	(4)	(1,723)
Fair value loss of the Series A Preferred Shares	79,984	—	—
Conversion to ordinary shares	(240,434)	—	—
Interest expense	—	—	105
Interest paid classified as operating cash flows	—	—	(105)
Foreign exchange movement	—	—	(5)
At June 30, 2020 (Unaudited)	—	—	3,433
At January 1, 2021	—	—	3,373
Changes from financing cash flows	—	—	(550)
Interest expense	—	—	73
Interest paid classified as operating cash flows	—	—	(73)
Foreign exchange movement	—	—	(24)
At June 30, 2021 (Unaudited)	—	—	2,799

(c) Total cash outflow for leases

The total cash outflow for leases included in the statement of cash flows is as follows:

	Six months ended June 30,
	2020	2021
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Right-of-use assets
Within operating activities	105	73
Within financing activities	1,723	550
Short-term leases	43	105
	1,871	728

18. CAPITAL COMMITMENTS

The Group had the following capital commitments as at June 30, 2021:

Less than one year
(Unaudited)
Construction in progress	23,954

19. RELATED PARTY TRANSACTIONS

Company	Relationship
Nanjing GenScript Biotech Co., Ltd.	Company controlled by the ultimate holding company
Jiangsu Genscript Biotech Co., Ltd.	Company controlled by the ultimate holding company
Genscript (HongKong) Ltd.	Company controlled by the ultimate holding company
Genscript USA Incorporated	Company controlled by the ultimate holding company
Genscript USA Holdings Inc	Company controlled by the ultimate holding company
CUSTOMARRAY, INC.	Company controlled by the ultimate holding company

(a)	In addition to the transactions detailed elsewhere in these interim condensed consolidated financial statements, the Group had the following transactions with related parties during the period:
(i)	Purchases from related parties:

	Six months ended June 30,
	2020	2021
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Nanjing GenScript Biotech Co., Ltd.	1,664	5,858
Genscript USA Incorporated	458	298
Jiangsu Genscript Biotech Co., Ltd.	13	124
	2,135	6,280

The transactions were made according to the terms and conditions agreed with related parties.

(ii)	Management fee:

	Six months ended June 30,
	2020	2021
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Genscript USA Incorporated	95	21
Nanjing GenScript Biotech Co., Ltd.	—	95
	95	116

The management fee was charged by related parties based on the cost of services provided.

(iii)	Shared services:

During the six months ended June 30, 2020 and 2021, Nanjing GenScript Biotech Co., Ltd.. provided certain accounting, legal, IT and administrative shared services to the Group for the consideration of US$1,998,000 and US$1,040,000, respectively.

(iv)	Repayment of cash advances from related parties:

	Six months ended June 30,
	2020	2021
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Genscript (HongKong) Ltd.	4	—

The above cash advances from related parties were unsecured, interest free and repayable on demand.

(v)	Purchase of equipment

	Six months ended June 30,
	2020	2021
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Nanjing GenScript Biotech Co., Ltd.	52	—

The purchase of equipment was made at their respective carrying value.

(vi)	Compensation fee for termination of service agreement:
	Six months ended June 30,
	2020	2021
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Jiangsu Genscript Biotech Co., Ltd.	—	2,649

In May 2021, pursuant to a settlement agreement between the Group and Jiangsu Genscript Biotech Co., Ltd., the Group incurred compensation charges for the termination of a service agreement related to the design and construction of a lab facility.

(b)	Outstanding balances with related parties:

The Group had the following significant balances with its related parties:

(i)	Due from related parties

	December 31, 2020	June 30, 2021
	US$’000	US$’000
		(Unaudited)
Other Receivables
Genscript USA Incorporated	6	12
Nanjing GenScript Biotech Co., Ltd.	14	32
Jiangsu Genscript Biotech Co., Ltd.	—	1
CUSTOMARRAY, INC.	—	1
	20	46

(ii)	Due to related parties

	December 31, 2020	June 30, 2021
	US$’000	US$’000
		(Unaudited)
Trade Payables
Nanjing GenScript Biotech Co., Ltd.	1,547	5,541
Genscript USA Incorporated	555	483
Jiangsu Genscript Biotech Co., Ltd.	1	124
	2,103	6,148

	December 31, 2020	June 30, 2021
	US$’000	US$’000
		(Unaudited)
Other Payables
Nanjing GenScript Biotech Co., Ltd.	3,736	2,137
Genscript USA Incorporated	—	12
Jiangsu Genscript Biotech Co., Ltd.	—	3,803
	3,736	5,952

	December 31, 2020	June 30, 2021
	US$’000	US$’000
		(Unaudited)
Lease Liabilities
Genscript USA Holdings Inc	582	297
Nanjing GenScript Biotech Co., Ltd.	351	391
	933	688

Except for lease liabilities with incremental borrowing rates between 2.00% and 7.28% and repayable over 5 years, other related party balances are unsecured and repayable on demand.

(c)	Compensation of key management personnel of the Group:

	Six months ended June 30,
	2020	2021
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Short-term employee benefits	913	1,007
Equity-settled share-based compensation expense	306	1,125
	1,219	2,132

20. FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the end of each of the reporting periods are as follows:

As at December 31, 2020

Financial assets

Financial assets at amortised cost
US$’000
Trade receivables	74,978
Financial assets included in prepayments, other receivables and other assets	344
Time deposits	50,000
Pledged deposits	384
Cash and cash equivalents	455,689
581,395

Financial liabilities

Financial liabilities at amortised cost
US$’000
Trade and notes payables	5,238
Financial liabilities included in other payables and accruals	85,559
Lease liabilities	3,373
94,170

As at June 30, 2021

Financial assets

Financial assets at amortised cost
US$’000
(Unaudited)
Trade receivables	15,000
Financial assets included in prepayments, other receivables and other assets	487
Financial investment measured at amortized cost	29,849
Time deposits	174,644
Pledged deposits	256
Cash and cash equivalents	488,215
708,451

Financial liabilities

	Financial liabilities at fair value through profit and loss	Financial liabilities at amortised cost
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Trade and notes payables	—	11,001
Warrant liability	83,300	—
Financial liabilities included in other payables and accruals	—	24,756
Interest-bearing loans and borrowings	—	17,310
Lease liabilities	—	2,799
	83,300	55,866

21. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

As at December 31, 2020 and June 30, 2021, the fair values of the Group’s financial assets or liabilities approximated to their respective carrying amounts.

Management has assessed that the fair values of cash and cash equivalents, pledged deposits, time deposits, financial assets included in prepayments, other receivables and other assets, trade receivables, trade payables and financial liabilities included in other payables and accruals approximate to their carrying amounts largely due to the short-term maturities of these instruments.

The Group’s finance department headed by the finance manager is responsible for determining the policies and procedures for the fair value measurement of financial instruments. The finance department reports directly to the finance manager. At each reporting date, the finance department analyzed the movements in the values of financial instruments and determined the major inputs applied in the valuation. The valuation was reviewed and approved by the finance manager. The valuation process and results are discussed with the directors once a year for annual financial reporting.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair value hierarchy

All financial instruments for which fair value is recognised or disclosed are categorised within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value  measurement is directly or indirectly observable

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value  measurement is unobservable

For assets and liabilities that are recognised at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. There were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the period.

The following table illustrates the fair value measurement hierarchy of the Group’s financial instruments:

Liability measured at fair value:

As at June 30, 2021 (Unaudited)
	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$’000	US$’000	US$’000	US$’000
Warrant liability:	—	83,300	—	83,300
	—	83,300	—	83,300

The following table lists the inputs to the binominal model used for the fair value valuation of warrant liability:

June 30, 2021
(Unaudited)
Underlying stock price	US$20.53
Volatility	75.6%
Risk free rate	0.25%
Dividend	0%

During the six months ended June 30, 2020 and 2021, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities.

22. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash and cash equivalents, pledged deposits, financial investment measured at amortized cost, financial assets at fair value through profit or loss, prepayments, other receivables and other assets, financial liabilities at fair value through profit or loss, financial liabilities included in other payables and accruals and interest-bearing loans and borrowings. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The main risks arising from the Group’s financial instruments are foreign currency risk, credit risk and liquidity risk. The board of directors reviews and agrees policies for managing each of these risks and they are summarised below.

Foreign currency risk

The Group has transactional currency exposures. Such exposures arise from sales or purchases by operating units in currencies other than the units’ functional currencies. Approximately 36% of the Group’s sales were denominated in currencies other than the functional currencies of the operating units making the sale in the six months ended June 30, 2021 (Six months ended June 30, 2020: 23%).

As at December 31, 2020 and June 30, 2021, the Group has no outstanding foreign currency forward exchange contract. At present, the Group does not intend to seek to hedge its exposure to foreign exchange fluctuations. However, management constantly monitors the economic situation and the Group’s foreign exchange risk profile and will consider appropriate hedging measures in the future should the need arise.

The following table demonstrates the sensitivity at the end of the reporting period to a reasonably possible change in the EUR and RMB exchange rate against US$, with all other variables held constant, of the Group’s loss before tax (due to changes in the fair values of monetary assets and liabilities).

	Increase/ (decrease) in the rate of foreign currency	Decrease/ (increase) in loss before tax
	%	US$’000
		(Unaudited)
Six months ended June 30, 2021
If US$ strengthens against RMB	5	1,011
If US$ weakens against RMB	-5	(1,011)
If US$ strengthens against EUR	5	(680)
If US$ weakens against EUR	-5	680

Six months ended June 30, 2020
If US$ strengthens against RMB	5	473
If US$ weakens against RMB	-5	(473)
If US$ strengthens against EUR	5	(501)
If US$ weakens against EUR	-5	501

Credit risk

The Group trades only with recognised and creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Group’s exposure to bad debts is not significant. For transactions that are not denominated in the functional currency of the relevant operating unit, the Group does not offer credit terms without the specific approval of the Head of Credit Control.

The credit risk of the Group’s other financial assets, which comprise cash and cash equivalents, pledged deposits, financial investment measured at amortized cost and other receivables, arises from default of the counterparty, with a maximum exposure equal to the carrying amounts of these instruments. Further quantitative data in respect of the Group’s exposure to credit risk arising from trade receivables are disclosed in note 9 to the unaudited interim condensed consolidated financial statements.

Since the Group trades only with recognized and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are managed by debtor. The Group had certain concentrations of credit risk with respect to trade receivables, which are disclosed in note 9 to the unaudited interim condensed consolidated financial statements.

Liquidity risk

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial investments and financial assets (e.g., trade receivables and other financial assets) and projected cash flows from operations.

The maturity profile of the Group’s financial liabilities as at the end of the reporting period, based on contractual undiscounted payments, is as follows:

As at December 31, 2020

	Less than 1 years US$’000	Over 1 years US$’000	Total US$’000
Trade payables	5,238	—	5,238
Other payables and accruals	85,559	—	85,559
Lease liabilities	1,464	2,099	3,563
	92,261	2,099	94,360

As at June 30, 2021

	Less than 1 years US$’000	Over 1 years US$’000	Total US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Trade and notes payables	11,001	—	11,001
Other payables and accruals	24,756	—	24,756
Warrant liability	83,300	—	83,300
Interest-bearing loans and borrowings	—	17,310	17,310
Lease liabilities	1,178	1,629	2,807
	120,235	18,939	139,174

Capital management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain a strong credit rating and healthy capital ratios in order to support its business and maximise shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the reporting periods.

The Group monitors capital using a gearing ratio, which is total liabilities divided by total assets. The gearing ratios as at the end of each period were as follows:

	December 31, 2020	June 30, 2021
	US$’000	US$’000
		(Unaudited)
Total liabilities	440,752	535,206
Total assets	721,007	875,125
Gearing ratio	61%	61%

23. APPROVAL OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements were approved and authorised for issue by the board of directors on August 23, 2021.

Exhibit 99.2

In this Management’s Discussion and Analysis of Financial Condition and Results of Operations, unless otherwise indicated or the context otherwise requires, “we,” “us,” “our,” the “Company” and “Legend Biotech” refer to Legend Biotech Corporation and its consolidated subsidiaries.  References to “GenScript” refer to GenScript Biotech Corporation, our majority stockholder.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our interim condensed consolidated financial statements and the accompanying notes.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of present and historical facts and conditions are forward-looking statements. Forward-looking statements can often be identified by words or phrases, such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Such forward-looking statements reflect our current expectations and views of future events, but are not assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, our financial needs, our operational results and other future conditions. These forward-looking statements involve various risks and uncertainties. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, without limitation, the severity and duration of the evolving COVID-19 pandemic and the resulting impact on macro-economic conditions; inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints; early data not being repeated in ongoing or future clinical trials; failures to secure required regulatory approvals; disruptions from failures by third-parties on whom we rely in connection with our clinical trials; delays or negative determinations by regulatory authorities; changes or increases in oversight and regulation; increased competition; manufacturing delays or problems; inability to achieve enrollment targets; disagreements with our collaboration partners; legal challenges, including product liability claims or intellectual property disputes; commercialization factors, including regulatory approval and pricing determinations; disruptions to access to raw materials; delays or disruptions at manufacturing facilities; proliferation and continuous evolution of new technologies; dislocations in the capital markets; and other important factors described under “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2021 (the “Annual Report”) and under “Risk Factors” in any other reports that we file with the Securities and Exchange Commission. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, even if our results of operations, financial condition and liquidity are consistent with the forward-looking statements contained in this Annual Report on Form 20-F, those results or developments may not be indicative of results or developments in subsequent periods.

Overview

We are a global, clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications. Our team of over 900 employees in the United States, China and Europe, our differentiated technology, global development and manufacturing strategy and expertise provide us with the ability to generate, test and manufacture next-generation cell therapies targeting indications with high unmet needs.

Our lead product candidate, ciltacabtagene autoleucel, or cilta-cel, is a CAR-T cell therapy we are jointly developing with our collaborator, Janssen Biotech, Inc., or Janssen, for the treatment of multiple myeloma, or MM. Clinical trial results achieved to date demonstrate that cilta-cel has the potential to deliver deep and durable anti-tumor responses in relapsed and refractory multiple myeloma, or RRMM, patients with a manageable safety profile.

In December 2017, we entered into a collaboration and license agreement with Janssen for the worldwide development and commercialization of cilta-cel. Pursuant to the Janssen Agreement, we granted Janssen a worldwide, co-exclusive (with us) license to develop and commercialize cilta-cel. We and Janssen will collaborate to develop and commercialize cilta-cel for the treatment of MM worldwide pursuant to a global development plan and global commercialization plan.

Janssen will be responsible for conducting all clinical trials worldwide with participation by our team in the United States and Greater China for cilta-cel. We will be responsible for conducting regulatory activities, obtaining pricing approval and booking sales for Greater China, while Janssen will be responsible for conducting regulatory activities, obtaining pricing approval and booking sales for the rest of the world. We and Janssen will share development, production and commercialization costs and pre-tax profits or losses equally in all countries of the world except for Greater China, for which the cost-sharing and profit/loss split will be 70% for us and 30% for Janssen.

In consideration for the licenses and other rights granted to Janssen, Janssen has paid us an upfront fee of $350.0 million and milestone payments totaling $185.0 million for the achievement of development milestone events through June 30, 2021. We have achieved an additional milestone, and received a $15.0 million milestone payment from Janssen in July 2021. Additionally, we are eligible to receive further milestone payments up to $125.0 million for the achievement of specified manufacturing milestones and an additional $1,025.0 million for the achievement of specified future development, regulatory and net trade sales milestones.

Recent Business Developments

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In May 2021, a rolling submission of the Biologics License Application (BLA) was accepted by the U.S. Food and Drug Administration, or FDA, for cilta-cel for the treatment of adults with relapsed or refractory multiple myeloma (RRMM), following the submission by Legend Biotech’s collaborator, Janssen. As part of the BLA acceptance, the FDA granted cilta-cel priority review and set the Prescription Drug User Fee Act (PDUFA) target action date for November 29, 2021.

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In May 2021, the Marketing Authorisation Application (MAA) submitted by Janssen was accepted by the European Medicines Agency (EMA) for cilta-cel for the treatment of adults with RRMM. In addition, a submission for cilta-cel was made to the Brazilian Health Regulatory Agency by Janssen in April 2021.

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Longer term data from the CARTITUDE-1 trial of cilta-cel in 97 heavily pretreated patients with RRMM, which was presented at the 2021 ASCO and EHA Annual meetings, showed 98 percent overall response rate, 80 percent stringent complete response rate (sCR), progression free survival rate of 66 percent and an overall survival (OS) rate of 81 percent at the 18-month follow-up (data cutoff February 2021).  Out of 61 minimal residual disease (MRD) evaluable patients, 92 percent achieved MRD negativity status at 10-2 at a median of one month (range, 0.8-7.7 months) post infusion. The most common hematologic adverse events (AEs) observed were neutropenia (96 percent); anemia (81 percent); thrombocytopenia (79 percent); leukopenia (62 percent); and lymphopenia (53 percent). Cytokine release syndrome (CRS) of any grade was observed in 95 percent of patients, with a median duration of four days (range, 1-97), and median time to onset of seven days (range, 1-12). Of the 92 patients with CRS, 95 percent experienced Grade 1/2 events and CRS resolved in 91 patients (99 percent) within 14 days of onset. There was no new incidence of neurotoxicity; neurotoxicity of any grade was observed in 21 percent (n=20) of patients, with Grade 3 or higher neurotoxicity observed in 10 percent (n=10) of patients.

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First results from Cohort A of the CARTITUDE-2 study of cilta-cel in 20 patients with progressive MM after 1-3 prior lines of therapy, and who were lenalidomide refractory, which was featured at the 2021 ASCO and EHA Annual meetings, showed early and deep responses with a safety profile consistent with what has been observed in the CARTITUDE clinical development program.  [As of a January 2021 data cutoff, with a median follow-up of 5.8 months, overall response rate was achieved in 95% (19/20) of patients, which included stringent complete response or complete response rate of 75%, very good partial response, or VGPR rate of 10% (VGPR or better, 85%) and partial response rate of 10%.  The median time to first response was 1.0 month (range, 0.7–3.3) and the median time to best response was 1.9 months (range, 0.9–5.1). Median duration of response was not yet reached. All patients (n = 4) with minimal residual disease, or MRD, evaluable samples at the 10-5 cutoff threshold were MRD-negative at the cut-off date. With respect to safety profile, cytokine release syndrome, or CRS, occurred in 85% of patients, with

10% grade 3 or 4, and the median time to CRS onset was 7 days (range, 5–9), with a median duration of 3.5 days (range, 2–11).  Neurotoxicity occurred in 20% (n=4) of patients, all of which were grade 1 or 2. The most common hematologic adverse events, included neutropenia (95%; grade 3/4: 90%), thrombocytopenia (80%; grade 3/4: 35%), anemia (65%; grade 3/4: 40%), lymphopenia (60%; grade 3/4: 55%), and leukopenia (55%; all grade 3/4). One death occurred 100 days after infusion due to COVID-19 (assessed as treatment-related by investigator).

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On June 22, 2021, Legend Biotech announced the establishment of a state-of-the-art manufacturing facility in Belgium as part of a joint investment with Janssen, to expand global manufacturing capacity of innovative cellular therapies.

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On May 21, 2021, Legend Biotech completed the sale of 20,809,805 ordinary shares in a private placement at a purchase price of $14.41625 per ordinary share (equivalent to $28.8325 per American Depositary Share, or ADS) and the issuance of a warrant exercisable for up to an aggregate of 10,000,000 ordinary shares, exercisable for a two-year period at an exercise price of $20.00 per ordinary share (equivalent to $40.00 per ADS), in each case, pursuant to a subscription agreement dated May 13, 2021, with an institutional investor.

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In June 2021, the CARTITUDE clinical program expanded to include the initiation of the CARTITUDE-5 study, a Phase 3 randomized study evaluating cilta-cel in patients with newly diagnosed MM for whom autologous stem cell transplant (ASCT) is not planned as an initial therapy. This study will evaluate bortezomib, lenalidomide and dexamethasone (VRd) followed by cilta-cel versus VRd followed by lenalidomide and dexamethasone (Rd) maintenance therapy. CARTITUDE-5 is planned for the United States, Canada, the European Union, Australia, Israel, and Brazil.

•	Legend Biotech is progressing with LB1901 in the United States, for which study initiation activities are ongoing for a Phase 1 study in refractory and recurring T-cell lymphoma.

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Legend Biotech expanded the ongoing Phase 2 CARTITUDE-2 study (NCT04133636) with the addition of two additional cohorts— Cohort E (high-risk NDMM, transplant not planned) and Cohort F (standard-risk NDMM).

Impact of COVID-19 on Our Business

The COVID-19 situation is very fluid across the world where each country or the sites within a country could be impacted differently. For the six months ended June 30, 2021, COVID-19 has had limited impact on our operations.

We are in the process of assessing the situation case by case as the pandemic evolves. In the US, we implemented a work-from-home policy for all non-essential employees as well as segregation policies within essential personnel to minimize contact among personnel along with other precautions to minimize any potential impact. In light of vaccine rollouts and consistent with recommendations of U.S. health regulators, our Piscataway, New Jersey office re-opened in July 2021, and our Somerset, New Jersey office is preparing to reopen during the third quarter of 2021, subject to a hybrid work schedule initially.

Following the guidance recently issued by FDA and EMA on conducting clinical trials in this uncertain period, we are working closely with investigators, putting patient’s safety first, while working diligently to move the studies forward.

In China, the majority of IIT studies have resumed following a slow-down initiated by COVID-19 related work and local policy of quarantine after Chinese New Year in 2020. Product manufacture and patient treatment have continued unabated.

Currently we have not experienced any material impact to our material supply chain as a result of the global pandemic.   We have established robust sourcing strategies for all necessary materials and do not expect any significant impact.

There are still uncertainties of COVID-19’s future impact on our business, results of operations and financial condition, and the extent of the impact will depend on numerous evolving factors including, but not limited to: the magnitude and duration of COVID-19, the development and progress of distribution of COVID-19 vaccines and other medical treatments, the emergence and spread of variants of the disease, the speed of the anticipated recovery, and governmental and business reactions to the pandemic. If the situation materially deteriorates, our business, results of operations and financial condition could be materially and adversely affected. We will continue to monitor and assess the impact of the ongoing development of the pandemic on our financial position and operating results and respond accordingly.

Comparison of Six Months Ended June 30, 2021 and 2020

The following table summarizes our results of operations for the six months ended June 30, 2021 and 2020:

	Six Months Ended June 30,		Increase
	2021	2020	(Decrease)
	(in thousands)
Consolidated Statement of Operations Data:
Revenue	$33,915	$23,146	$10,769
Operating expenses:
Research and development expenses	(154,529)	(101,570)	(52,959)
Administrative expenses	(17,991)	(7,938)	(10,053)
Selling and distribution expenses	(30,199)	(16,102)	(14,097)
Other income and gains	2,390	3,796	(1,406)
Other expenses	(4,378)	(82)	(4,296)
Fair value loss of warrant liability	(1,600)	—	(1,600)
Fair value loss of convertible redeemable preferred shares	—	(79,984)	79,984
Finance costs	(90)	(4,079)	3,989
Loss before tax	(172,482)	(182,813)	10,331
Income tax (expense)/credit	(1)	3,709	(3,710)
Loss for the period	$(172,483)	$(179,104)	$6,621

Revenue

Revenue for the six months ended June 30, 2021 was $33.9 million, compared to $23.1 million for the six months ended June 30, 2020. The increase of $10.8 million was primarily due to revenue recognition of additional milestones achieved pursuant to Legend Biotech’s agreement with Janssen in the fourth quarter of 2020 and in the second quarter of 2021. Milestone payments are constrained as a result of the uncertainty of whether the milestone will be achieved, but included as customer consideration for revenue recognition when the associated milestone is achieved and the uncertainty relieved. In half year of 2021, this resulted in a larger amount of revenue recognized from the contract liabilities. Legend Biotech has not generated any revenue from product sales to date.

Operating Expenses

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2021 were $154.5 million, compared to $101.6 million for the six months ended June 30, 2020. This increase of $52.9 million was primarily due to a higher number of clinical trials with more patients enrolled and a higher number of research and development product candidates.

Administrative Expenses

Administrative expenses for the six months ended June 30, 2021 were $18.0 million, compared to $7.9 million for the six months ended June 30, 2020. The increase of $10.1 million was primarily due to Legend Biotech’s expansion of supporting administrative functions to aid continued research and development activities.

Selling and Distribution Expenses

Selling and distribution expenses for the six months ended June 30, 2021 were $30.2 million, compared to $16.1 million for the six months ended June 30, 2020. This increase of $14.1 million was primarily due to increased costs associated with commercial preparation activities for cilta-cel.

Other Income and Gains

Other income and gains for the six months ended June 30, 2021 was $2.4 million, compared to $3.8 million for the six months ended June 30, 2020. The decrease of $1.4 million was primarily due to larger government grant and interest income received in half year of 2020.

Other Expenses

Other expenses for the six months ended June 30, 2021 was $4.4 million, compared to $0.08 million for the six months ended June 30, 2020. The increase of $4.32 million was primarily due to higher foreign currency exchange loss, loss from disposal of assets and other expenses owed to Genscript in half year of 2021.

Fair Value Loss of Warrant Liability

Fair value loss of warrant liability for the six months ended June 30, 2021 was $1.6 million caused by changes of fair value of warrant liability, which was issued to an institutional investor. Concurrently ordinary shares were offered and sold to the institutional investor through a private placement. The warrant component was assessed as a financial liability with a fair value of $83.3 million as of June 30, 2021 and a fair value loss of $1.6 million was recorded for the six month ended of June 30, 2021.

Fair Value Loss of Convertible Redeemable Preferred Shares

For the six months ended June 30, 2020, Legend Biotech reported a one-time non-cash charge of $80.0 million caused by changes of fair value of Series A convertible redeemable preferred shares (Series A Preferred Shares). Upon listing on the Nasdaq Global Market, all outstanding Series Preferred Shares were converted into ordinary shares of Legend Biotech and all accrued but unpaid dividends were settled in the form of ordinary shares of Legend Biotech.

Income Tax Expense/Credit

Income tax expense for the six months ended June 30, 2021 was $0.001 million compared to $3.7 million of income tax credit for the six months ended June 30, 2020.

Liquidity and Capital Resources

Sources of Liquidity

To date, our operations have focused on organizing and staffing our company, business planning, raising capital, establishing our intellectual property portfolio and conducting preclinical studies and clinical trials. Since our inception, we have incurred significant operating losses.

To date, we have funded our operations primarily with capital contributions from Genscript, with proceeds from the sale of our Series A Preference Shares in March and April 2020, from upfront and milestone payments from Janssen, with the proceeds of our Initial Public Offering, or IPO, in June 2020, and with the proceeds from our private placement, or PIPE Offering, in May 2021.

During the six months ended June 30, 2021, we have received $300.0 million from issuance of ordinary shares to an institutional investor. As of June 30, 2021, we had $663.1 million in cash, cash equivalents and time deposits. Other than $17.3 million of advance funding payable to a collaborator pursuant to the license and collaboration agreement, we had no indebtedness as of June 30, 2021.

Certain of our subsidiaries, including those registered as wholly foreign-owned enterprises in China, are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital.  Under PRC regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Although we do not currently require any such dividends from our PRC subsidiaries to fund our operations, should we require additional sources of liquidity in the future, such restrictions may have a material adverse effect on our liquidity and capital resources. For more information, see “Item 4.B-Business Overview - Government Regulation - PRC Regulation - Other PRC National- and Provincial-Level Laws and Regulations - Regulations Relating to Dividend Distributions” in our Annual Report.

Cash Flows

The following table shows a summary of our cash flow:

	Six Months Ended June 30,
	2021	2020
	(in thousands)
Net cash used in operating activities	$(84,325)	$(102,681)
Net cash used in investing activities	(185,823)	(26,711)
Net cash from financing activities	301,959	608,558
Net increase in cash and cash equivalents	$31,811	$479,166

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2021 was $84.3 million, primarily as a result of net loss before tax of $172.5 million after adjusting for non-cash items, and changes in operating assets and liabilities. Non-cash items are mainly from $1.6 million of fair value loss of warrant liability. Changes in operating assets and liabilities mainly include a decrease in trade receivables of $60.0 million due to receipt of a milestone payment of $75.0 million and recognition of a milestone payment of $15.0 million.

Net cash used in operating activities for the six months ended June 30, 2020 was $102.7 million, primarily as a result of net loss before tax of $182.8 million after adjusting for non-cash items, and changes in operating assets and liabilities. Non-cash items are mainly from $80.0 million of fair value loss of convertible redeemable preferred shares. Changes in operating assets and liabilities mainly include a decrease in trade receivables of $30.0 million due to receipt of a milestone payment.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2021 was $185.8 million, consisting primarily of purchases of property, plant and equipment of $29.0 million, purchase of intangible assets of $2.4 million, purchase of financial investment measured at amortized cost of $29.8 million and purchases of time deposits of $204.6 million, partially offset by decrease in time deposits of $80.0 million.

Net cash used in investing activities for the six months ended June 30, 2020 was $26.7 million, consisting primarily of purchase of property, plant and equipment of $26.2 million.

Financing Activities

Net cash from financing activities for the six months ended June 30, 2021 was $302.0 million, consisting primarily of proceeds from issuance of ordinary shares to an institutional investor of $300.0 million in May and proceeds from exercise of share option of $2.5 million, partially offset by lease payments of $0.6 million.

Net cash from financing activities for the six months ended June 30, 2020 was $608.6 million, consisting primarily of proceeds of $150.5 million and $10.0 million from sale of Series A Preference Shares in March and April 2020 and IPO net proceeds of $450.1 million, partially offset by lease payments of $1.7 million.

Capital Expenditure

Our capital expenditures for the six months ended June 30, 2021 and 2020 amounted to $31.4 million and $26.8 million, respectively. These expenditures primarily consisted of property, plant, equipment and intangible assets.

Funding Requirements

We expect to incur significant expenses and operating losses for the foreseeable future as we advance the preclinical and clinical development of our research programs and product candidates, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our product candidates.  In particular, we expect that our research and development and general and administrative expenses will increase in connection with conducting additional clinical trials and preclinical studies for our current and future research programs and product candidates, contracting with external contract manufacturing organizations, or CMOs, to support clinical trials and preclinical studies, expanding our intellectual property portfolio, and providing general and administrative support for our operations. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of potential collaborators. Furthermore, we expect to incur additional costs associated with operating as a public company.

We do not currently have any approved products and have never generated any revenue from product sales.

Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations, which we may obtain from additional equity or debt financings, collaborations, licensing arrangements or other sources. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

Although consequences of the COVID-19 pandemic and resulting economic uncertainty could adversely affect our liquidity and capital resources in the future, and cash requirements may fluctuate based on the timing and extent of many factors such as those discussed below, we currently expect our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months.

Our future capital requirements will depend on many factors, including:

▪	the scope, progress, results and costs of product discovery, preclinical studies and clinical trials;
▪	the scope, prioritization and number of our research and development programs;
▪	the costs, timing and outcome of regulatory review of our product candidates;
▪	our ability to establish and maintain collaborations on favorable terms, if at all;
▪	the achievement of milestones or occurrence of other developments that trigger payments under the Janssen Agreement and any other collaboration agreements we enter into;
▪	the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under collaboration agreements, if any;
▪	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;
▪	the extent to which we acquire or in-license other product candidates and technologies;
▪	the costs of securing manufacturing arrangements for commercial production; and
▪	the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory approvals to market our product candidates.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time- consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of product candidates that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, holders of our ADSs will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market that we would otherwise prefer to develop and market ourselves.

Quantitative and Qualitative Disclosures About Market Risk

For quantitative and qualitative disclosures about market risk that affect us, see “Quantitative and Qualitative Disclosures About Market Risk in Item11 of Part I of our Annual Report. There have been no material changes in from the end of the preceding year until June 30, 2021.

Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements.

Risk Factors

There are no material changes to the risk factors described in Item 3.D. of our Annual Report on Form 20-F.